Exhibit 1

ENERPLUS RESOURCES FUND

Annual General Meeting of Unitholders
of
Enerplus Resources Fund

April 12, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote

1.    The nomination of the following individuals as directors of EnerMark Inc. for the following year:

(a) Edwin Dodge

(b) Gordon J. Kerr

(c) Douglas R. Martin

(d) Robert Normand

(e) Glen D. Roane

(f) W.C. (Mike) Seth

(g) Donald T. West

(h) Harry B. Wheeler

(i) Robert L. Zorich

Approved (99.3% For, 0.7% Withheld)

2.    The appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditors of Enerplus Resources Fund to hold office until the next annual meeting of Unitholders, and to authorize the directors of EnerMark Inc. to fix their remuneration in accordance with the recommendation of EnerMark Inc.'s Audit and Risk Management Committee.

Approved (99.4% For, 0.6% Withheld)